

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

Via E-mail
Christopher Viehbacher
Chief Executive Officer
Sanofi
174, Avenue de France
75013 Paris, France

> **Re:** **Sanofi**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed on March 1, 2011**
> **File No. 001-31368**

Dear Mr. Viehbacher:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
2010 Overview, page 70

1. Your disclosure states that you expect erosion from generic competition to accelerate, with a negative impact on net income in 2011. Please provide us an analysis, supporting to what degree you expected a negative impact on net income in 2011, by product separated by products facing generic competition in 2010 and those that will face generic competition in 2011.

2. Please reconcile the statement included in your press release filed as Exhibit 99.2 in your Form 6-K filed on February 9, 2011 that more than EUR 2 billion of sales was lost as a result of generic competition to the disclosures included in your 2010 Form 20-F.

<u>Off-Balance Sheet Arrangements/Contractual Obligations and Other Commercial Commitments, page 112</u>

3. Please provide us proposed disclosure to be included in future periodic reports that includes future obligations related to pension and post retirement benefits in your contractual obligations table.

<u>Notes to consolidated financial statements</u>

<u>D.14. Net deferred tax position, page F-54</u>

4. Since the amount classified as 'Other non-deductible provisions and other items' represents a significant portion of the reconciliation for net deferred tax liability as of December 31, 2010, please provide us proposed disclosure to be included in future periodic reports to include the significant items that are included in this balance.

<u>D.22. Legal and Arbitral Proceedings, page F-92</u>

5. Your disclosure states that for a majority of your claims, you are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. For the remainder of these claims where you have not accrued a reserve for the potential outcome, please provide us proposed disclosure to be included in future periodic reports that contains the information required by paragraph 86 of IAS 37.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant